SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Payment of Interest On Own Capital and Dividends” dated on May 9, 2011.

(Sao Paulo, Brazil – May 9, 2011) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders:

I – PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS APPROVED BY THE 2011 GENERAL SHAREHOLDERS’ MEETING

Telecomunicações de São Paulo S.A. – Telesp (“Company”) hereby informs its shareholders that will be carried out starting on May 20, 2011 the payment of Interest On Own Capital deliberated on December 14, 2010 and approved by the General Shareholders’ meeting held on March 18, 2011, and Dividends approved at the same meeting as described bellow:

(i) INTEREST ON OWN CAPITAL DELIBERATED ON DECEMBER 14, 2010

The payment of Interest On Own Capital deliberated in the Board of Directors’ Meeting, held on December 14, 2010, and ratified in the General Shareholders’ Meeting held on March 18, 2011, to holders of common and preferred shares of the Company with equity position by the end of December 30, 2010, according to the Announcement published in the press on December 15, 2010, in the amount of R$ 202,000,000.00 (two hundred and two million reais) and after withholding the income tax of 15%, its net amount is R$ 171,700,000.00 (one hundred and seventy one million, seven hundred thousand reais) according to the table below.

In accordance with the article 28 of the Company’s Bylaws, the article 9 of the Law #9,249/95 and the article V of 207/96 CVM’s Deliberation, the value of the Interest On Own Capital was charged, by it’s net value, to the mandatory minimum dividend related to the fiscal year that it has been deliberated (2010).

(ii) 2010 DIVIDENDS APPROVED IN THE GENERAL SHAREHOLDERS’ MEETING ON MARCH 18, 2011

The first payment of Dividends approved in the General Shareholders’ Meeting held on March 18, 2011, to holders of common and preferred shares of the Company with equity position by the end of March 18, 2011, in the amount of R$ 1,429,300,000.00 (one billion, four hundred and twenty nine million, three hundred thousand reais), in accordance to the table below:

II – INCOME TAX WITHHOLDING

1 - Dividends

Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

2 – Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

III– ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6,404 of December 15, 1976, Article 287, II, a).

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 9, 2011	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director